SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-14820

                           NOTIFICATION OF LATE FILING

(Check One):

   [X] Form 10-K and Form 10-KSB  [_] Form 11-K

   [_] Form 20-F  [__] Form 10-Q and Form 10-QSB  [_] Form N-SAR

   For Period Ended: May 31, 2001

   [_] Transition Report on Form 10-K

   [_] Transition Report on Form 20-F

   [_] Transition Report on Form 11-K

   [ ] Transition Report on Form 10-Q

   [_] Transition Report on Form N-SAR

   For the Transition Period Ended:

   Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

Immucor, Inc.
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Full Name of Registrant


N/A
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Former Name if Applicable

3130 Gateway Drive. P. O. Box 5625
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Address of Principal Executive Office (Street and Number)


Norcross, Georgia 30091-5625
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City, State and Zip Code



                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly following the report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     The Registrant's annual report on Form 10-K cannot be filed within the prescribed time period due to additional time needed to prepare the financial statements, Management's Discussion and Analysis and possibly other items. The Registrant had prepared the Form 10-K for filing on the assumption that it would obtain a waiver from its primary lender for defaults of certain loan covenants, but it was unable to successfully negotiate the waiver. Because of the inability to obtain the waiver, the Registrant expects its independent auditors to qualify their audit report on the financial statements for the year ended May 31, 2001 as to the Registrant's ability to continue as a going concern. This would require the Registrant to record a valuation allowance in the fourth quarter, change the liquidity discussion in the Management's Discussion and Analysis, and possibly revise other items as well.

     The Registrant is generating positive cash flow from operations and is current with all obligations to pay principal and interest to its primary lender. The Registrant generated positive operating profit (earnings before interest, taxes, depreciation, and other extraordinary items) in the fourth quarter of fiscal 2001 (the three months ended May 31, 2001). In addition, the Registrant expects to report positive net income for the first quarter of fiscal 2002 (the three months ended August 31, 2001).

     The immediately preceding paragraph contains forward-looking statements as defined in the Private Securities Reform Act of 1995. The Registrant believes that the issuance of a qualified or unqualified opinion by its independent auditors depends on whether the Registrant's primary lender grants a waiver of the covenant defaults. To date the lender has not offered to do so on terms acceptable to the Registrant, and may never offer to do so. All forward-looking statements included in this document are based on information available to the Registrant on the date hereof, and the Registrant assumes no obligation to update any such forward-looking statements. Further risks are detailed in the Registrant's filings with the Securities and Exchange Commission, including those set forth in the Registrant's most recent Form 10-K and Quarterly Reports on Form 10-Q.

                                     PART IV
                                OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

   Steven C. Ramsey               (770) 441-2051
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            (Name)           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [_] Yes [X] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


              IMMUCOR, INC.
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         (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 29, 2001          /s/ Steven C. Ramsey
                                   -------------------------------------------
                                   By: Steven C. Ramsey
                                   Its: Senior Vice President - Finance
                                   Principal Accounting Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.